[REED SMITH LLP LETERHEAD]

April 8, 2010

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, NE

Washington, D.C. 20549-4631

Re:	Koppers Inc.

Registration Statement on Form S-4/A

Filed March 26, 2010

File No. 333-165108

Dear Mr. Ingram:

On behalf of Koppers Inc. (“Koppers”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 31, 2010, with respect to the above-referenced Registration Statement on Form S-4/A as filed with the Commission on March 26, 2010 (the “Registration Statement”).

The Staff’s comment is set forth below in bold. Koppers’ response follows the Staff’s comment.

General

1.	SEC COMMENT: Refer to comment one of our letter dated March 17, 2010. You must include all of the supplemental representations from the Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) interpretive letters. With respect to any broker-dealer that participates in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each broker-dealer must confirm that it has not entered into any arrangement or understanding with you or an affiliate to distribute the exchange securities. Please revise.

RESPONSE: Based on the Staff’s comment, Koppers has revised the requested supplemental letter and will file such revised supplemental letter via electronic submission today.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (412) 288-7278, Robert K. Morris at (215) 851-8176 or Steven R. Lacy of Koppers at (412) 227-2889.

Sincerely,

/s/ Hannah T. Frank
Hannah T. Frank